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October 30, 2024

VIA EDGAR

Securities and Exchange
Commission Division of
Corporation Finance Office of
Manufacturing

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Sarah Sidwell Geoffrey Kruczek

Re:	BurTech Acquisition Corp. Amendment No. 2 to Registration Statement on Form S-4 Filed on October 11, 2024 File No. 333-280889 SEC Comment Letter dated October 23, 2024

Dear Ms. Sidwell and Mr. Kruczek:

On behalf of BurTech Acquisition Corp. (“BurTech”, the “Registrant”, or the “Company”) and Blaize, Inc. (the “Co-Registrant”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 3 (including certain exhibits) (“Amendment No. 3”) to the above-referenced Amendment No. 2 to Registration Statement on Form S-4 filed by the Registrant and Co-Registrant on October 11, 2024 (the “Registration Statement”). This letter and Amendment No. 3 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) regarding the Registration Statement contained in the Staff’s letter dated October 23, 2024 (the “Comment Letter”), and certain other updated information. For your convenience, we are providing to the Staff a supplemental typeset copy of Amendment No. 3 marked to indicate the changes from the Registration Statement.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant and Co-Registrant are shown below each comment. All references to page numbers in the responses herein are to the page numbers in Amendment No. 3.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Ms. Sidwell and Mr. Kruczek
Securities and Exchange Commission
October 30, 2024

Amendment No. 2 to Registration Statement on Form S-4 filed on October 11, 2024

General

1.	Please disclose recent changes to exchange rules related to the potential immediate delisting of the combined company's securities in the event of a failure to satisfy exchange listing standards and the related risks to investors.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 79-80 of Amendment No. 3 in response to the comment.

2.	We note your response to our prior comment 51 from our August 15, 2024 letter and reissue. Please update your disclosure to describe the experience of BurTech LP, its affiliates and promotors in organizing special purpose acquisition companies and the extent to which BurTech LP, its affiliates, and the promoters are involved in other special purpose acquisition companies. For example, in BurTech Acquisition Corp.'s S-1 (File Number 333-258914), we note disclosure that Patrick Orlando previously served as CEO of Digital World Acquisition Corp. Please see Item 1603(a)(3) of Regulation S-K. Also discuss the status of the other SPACs; for example, the status of any business combination or liquidation, whether they are still seeking a target, prior extensions of business combination deadlines and related amounts of redemptions.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 260-261 of Amendment No. 3 in response to the comment.

Proposal 1 - The Business Combination Proposal

The Business Combination, page 137

3. We note your response to our prior comment 14 and reissue in part. Disclosure on pg.137 indicates that the BurTech Board discussed Blaize's projected financial results and disclosure on pg. 144 suggests that BurTech's Board reviewed "certain high-level figures related to Blaize's core set of current and prospective customers". Please include the disclosures required by Item 1609 of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 138 and 148 of Amendment No. 3 by deleting the references to the Company board's discussion and review of Blaize's projected financial results and high-level figures related to Blaize's customers. Upon further review of its records of the business combination, the Company determined that only certain members of the Company's management team, and not the Company's board, received this information from Blaize. Because this information was subject to a high level of variability throughout the negotiation of the business combination and relied upon multiple assumptions, the Company's management team determined the information was not sufficiently reliable and did not share the information with the Company's board. This information was therefore not a material factor considered by the Company's board in making a determination that the business combination was advisable and in the best interests of the Company and its equityholders and therefore is not required to be disclosed pursuant to Item 1606 or Item 1609 of Regulation S-K.

4. We note your response to our prior Comment 10. As previously requested, please revise your disclosure in this section to describe negotiations relating to material terms of the transactions, including but not limited to structure, consideration and earn-out shares for the sponsor and/or its affiliates. In your revised disclosure, please explain the reasons for the terms, each party’s position on the issues (including proposals and counter-proposals), and how you reached agreement on the final terms. It should be clear from your revisions who proposed what terms, what those terms were and how and why they evolved during the course of the negotiations. In addition, please revise to discuss the "financial model" presented by Mr. Schmi and the substance of the "discussion" that ensued.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 137-141 of Amendment No. 3 in response to the comment.

* * *

We hope that the foregoing has been helpful to the Staff’s understanding of the Registrant and Co-Registrant’s disclosure and that the disclosure modifications in Amendment No. 3 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (212) 318-3168.

Very Truly Yours

By:	/s/ Rajiv Khanna
Rajiv Khanna

cc:	Shahal Khan (BurTech Acquisition Corp.)
Dinakar Munagala (Blaize, Inc.)
Ryan Lynch (Latham & Watkins LLP)
Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.